JONATHAN H. KING

429 Marsh Avenue
Reno, Nevada 89509

Attorney at Law
Licensed in California and Nevada

Phone: (775) 322-2211
Facsimile: (775) 322-2271

September 14, 2007

VIA Registered Mail

Gold Run, Inc.
330 Bay Street, Suite 820
Toronto Ontario, Canada M5H 2S8

Re: ***Notice of Default***

To Whom It May Concern:

This office has been retained by Dave Mathewson and the purpose of this letter is to provide Notice of Default in regards to the agreement dated May 9, 2006, amended and restated on or about November 20, 2006, and further amended by correspondence from Dave Mathewson dated June 22, 2007 and by Gold Run, Inc. dated June 24, 2007. Notice is hereby given that Gold Run, Inc. has defaulted by failing to provide funding in accordance with the agreement which provided for $300,000.00 to be provided on or before August 11, 2006, an additional $300,000.00 to be provided on or before September 30, 2006, an additional $500,000.00 to be provided on or before May 31, 2007, and an additional $900,000.00 to be provided on or before October 1, 2007. While it is recognized that the October 1, 2007 deadline has not yet accrued, the defaults already occurring on the first three deadlines convinces my client that you will be unable to meet the October 1, 2007 deadline as well. If you disagree and contest the allegation that you have failed to meet the deadlines for August 11, 2006, September 30, 2006 and May 31, 2007, demand is made for written documentation corroborating the receipt and deposit of funds equivalent to the amounts due on those three deadlines. While it is acknowledged that you have provided some form of accounting, it has not included corroborating documentation that the monies to be funded were actually in place by the stated deadlines.

This notice of default is intended to be applied not only to the three deadlines which have already come and gone, but to the October 1, 2007 deadline as well. If you do not cure all four defaults, the three which have already accrued, and the one which is anticipated to occur, within thirty (30) days after receipt of this written notice, then as provided in the agreement, all leases or other agreements granting rights to Gold Run, Inc. in and to properties which have been generated

by my client, will be immediately canceled and be of no further force or effect, and Gold Run, Inc. shall have no interests in and to all such properties. This would necessarily include CVN, HC, RC and any claims to which Dave Mathewson is entitled to a NSR royalty pursuant to the agreement.

In the alternative, my client proposes that Trevor Michael, Tamara Brown and D. Richard Brown immediately resign as officers and directors of Gold Run, Inc. and that they surrender all shares in which they have any ownership interest, and execute a release of any and all claims as against both my client and Gold Run, Inc.. The thirty (30) day time period for curing the default as to the funding requirement under the agreement will likewise apply to these three individuals, both resigning as officers and directors and surrendering their ownership interest in the corporation's stock and executing releases.

If you dispute the occurrence of a default as alleged to have occurred on August 11, 2006, September 30, 2006, May 31, 2007 and the one which will occur on October 1, 2007, demand is made for a written explanation detailing such compliance.

Time is of the essence. Govern yourselves accordingly.

Sincerely,

JONATHAN H. KING
Attorney at Law

JHK:emk

cc: Gold Run, Inc.
874 Walker Road, Suite C
Dover, Delaware 19904
(VIA Certified Mail)

cc: Client